SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of October 25, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




25 October 2005                                            FOR IMMEDIATE RELEASE


                             MARCONI CORPORATION PLC

 PROPOSED DISPOSAL OF MARCONI'S TELECOMMUNICATIONS EQUIPMENT AND INTERNATIONAL
                        SERVICES BUSINESSES TO ERICSSON

                PROPOSED RETURN OF CASH TO MARCONI SHAREHOLDERS


   -Proposed disposal of Marconi's telecommunications equipment and international services businesses to Ericsson for approximately GBP 1,200 million.
   -Marconi to be renamed "telent plc". telent is a strong services provider to telecommunications operators and enterprise customers. telent will be Ericsson's preferred services partner in the UK.
   -Marconi will retain its Net Cash at 31 December 2005 (at 30 September
    2005, its Net Cash amounted to GBP 275 million).
   -Expected return of 275 pence per ordinary share to shareholders in the first quarter of 2006; Marconi shareholders will also continue to own 100 per cent. of the equity of telent plc.
   -telent will retain responsibility for the UK Pension Plan. Planned GBP
    185 million cash injection into the UK Pension Plan and GBP 490 million to be retained in an escrow arrangement for the potential benefit of the UK Pension Plan.

Summary

   -The Board of Marconi Corporation plc (London: MONI, NASDAQ: MRCIY) today announces that it has agreed the disposal of the majority of Marconi's telecommunications equipment and international services businesses to Ericsson. Specifically, Ericsson will acquire:

       -The Marconi trade mark, other trade names and other intellectual property rights related to the Disposed Business
       -Marconi's Optical Networks business
       -The majority of Marconi's Access Networks business
       -Marconi's Data Networks equipment and services business based predominantly in North America
       -Marconi's international services businesses including its non-UK
        Telecommunications Services (IC&M) activities, its Value Added Services
        (VAS) activities in the Middle East and its Wireless Software Services business.

   -Marconi will be renamed telent plc to reflect its new focus as a strong services provider to telecommunications and enterprise customers and will retain its listing on the London Stock Exchange. telent will be Ericsson's preferred services partner in the UK. telent will retain:

       -The UK Telecommunications Services business (IC&M)
       -The UK and German Value Added Services (VAS) businesses
       -The System X product and support business along with the payphones business.

   -Ericsson will pay approximately GBP 1,200 million to Marconi in cash for the Disposed Business, subject to certain closing adjustments. The purchase price represents a multiple of approximately 1.3 times revenues for the Disposed Business for the financial year ended 31 March 2005. In addition, Marconi will retain its Net Cash as at 31 December 2005 (which, as at 30 September 2005, amounted to GBP 275 million).

   -As soon as practicable after completion, the Directors intend to return
    275 pence per ordinary share (approximately GBP 577 million based on Marconi's Current Basic Shares) of the proceeds to Marconi's shareholders through the Return of Cash. This is broadly equivalent to the Marconi share price as at 5 August 2005, the last business day before Marconi confirmed it was in discussions with third parties about potential business combinations. The Return of Cash is expected to take place in the first quarter of 2006. Marconi's shareholders will also continue to own 100 per cent. of the equity of telent plc. In the financial year ended 31 March 2005, telent had revenues of GBP 336 million and Adjusted Operating Profit of GBP 37 million (before any adjustments arising as a result of the Disposal). Further financial information on telent is set out in section 4 and Appendix A of the attached announcement.

   -Marconi has also focused on ensuring that the entitlements of the approximately 69,000 members of the UK Pension Plan are protected. After extensive discussions with the Trustee and the Pensions Regulator, Marconi has agreed to make a cash contribution of GBP 185 million to the UK Pension Plan shortly before the proposed Return of Cash. An additional GBP 490 million will be retained in an escrow arrangement for the potential benefit of the UK Pension Plan. Over time the Directors believe that a more competitive secondary market for pension fund assets and liabilities may develop and telent, whilst continuing to protect members' entitlements, may be able to dispose of its pension assets and liabilities, enabling the business to achieve its full value.

   -The Disposal is principally conditional upon: (i) Marconi obtaining the approval of its shareholders at an Extraordinary General Meeting, which is expected to be held on or about 21 December 2005; and (ii) the transaction receiving clearance from certain competition authorities. Completion is expected to take place by the end of January 2006, although the effective date of completion is 1 January 2006 under the Memorandum of Agreement.

John Devaney, Chairman of Marconi said:

"Over a period of several years we have had conversations with a number of potential partners regarding the necessary consolidation in our industry. In Ericsson we have found a partner that has the scale and global reach to take our equipment business forward in a way that we would not have been able to do alone."

"The transaction delivers value to shareholders to whom we plan to distribute 275 pence per ordinary share and who will continue to own telent plc, our existing strong UK services business. telent will be Ericsson's preferred services partner in the UK, adding to the scale of telent's growing business. Our accumulated network knowledge and local expertise will give telent an exciting future in a growing market."

"The proposed Ericsson transaction also enables us to take steps towards resolving our UK Pension Plan issue whilst protecting the benefits of the approximately 69,000 members of our Plan."

Mike Parton, Chief Executive of Marconi said:

"Despite the major upheavals in our industry over the last four years, we have continued to develop and bring to market truly world class products. The proposed transaction with Ericsson fully recognises the significant value of Marconi's excellent product portfolio, and the people who are responsible for taking those products forward."

"The next stage for management will be to build on telent's existing strength in services to ensure the business enjoys a successful start as an independently listed company. In addition, management will continue to manage legacy liability issues and the UK Pension Plan with a view to freeing further cash for release to shareholders."

Carl-Henric Svanberg, Chief Executive of Ericsson, said:

"The acquisition of the Marconi businesses has a compelling strategic logic and is a robust financial case. As fixed and mobile services converge, our customers will substantially benefit from this powerful combination."

"Ericsson and Marconi know each other well and have had a successful partnership for over ten years. We bring together two pioneering telecom companies with a combined heritage of more than two centuries in the industry. Both companies have a rich history of innovation that has brought many of the technologies to market that are commonplace in our lives today. We look forward to welcoming so many of Marconi's talented employees to Ericsson."

A presentation by Marconi to institutional investors and analysts will take place at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R at 9.30am today. Webcast details are available at www.marconi.com/investors. Analysts and investors unable to attend in person can also access the call by dialling +44
(0) 20 8974 7900, password "Marconi Ericsson announcement".

A joint press conference hosted by Marconi and Ericsson will take place at the same venue at midday today.

Morgan Stanley & Co. Limited, Lazard & Co. Limited and JPMorgan Cazenove Limited are acting as financial advisors to Marconi. Enskilda Securities is acting as financial adviser to Ericsson.

This summary should be read in conjunction with the full text of the attached announcement.

Enquiries:

Marconi
Press enquiries:
David Beck                  +44 20 7306 1490   david.beck@marconi.com

Charles Cook                +44 20 7861 3928   ccook@bell-pottinger.co.uk

Zoe Sanders                 +44 20 7861 3887   zsanders@bell-pottinger.co.uk

Investor enquiries:
Salim Alam                  +44 20 7306 1324   salim.alam@marconi.com

Karen Keyes                 +44 20 7306 1345   karen.keyes@marconi.com

Ericsson
Press enquiries:
Ase Lindskog (head of media
relations)                  +46 8 719 9725     press.relations@ericsson.com
                            +46 730 244 872
Ilyana Guzman (manager
media relations)            +46 8 757 0781     press.relations@ericsson.com
                            +46 709 863 526
Ericsson Media Relations    +46 8 719 6992     press.relations@ericsson.com

Investor enquiries:
Gary Pinkham (head of
investor relations)         +46 8 719 0000     investor.relations@ericsson.com
                            +46 730 371 371



Morgan Stanley, Lazard & Co. Limited and JPMorgan Cazenove Limited are acting for Marconi and no other party in connection with the Disposal and the Return of Cash, and will not be responsible to anyone other than Marconi for providing the protections afforded to clients of Morgan Stanley, Lazard & Co. Limited and JPMorgan Cazenove Limited, or for providing advice in relation to the Disposal or the Return of Cash.

It is possible that this announcement could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Marconi's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are delays in obtaining, or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities.

Marconi undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.



25 October 2005                                            FOR IMMEDIATE RELEASE


                             MARCONI CORPORATION PLC

 PROPOSED DISPOSAL OF MARCONI'S TELECOMMUNICATIONS EQUIPMENT AND INTERNATIONAL
                        SERVICES BUSINESSES TO ERICSSON

                PROPOSED RETURN OF CASH TO MARCONI SHAREHOLDERS


1) Introduction

The Board of Marconi Corporation plc (London: MONI, NASDAQ: MRCIY) today announces that it has agreed on the disposal of the majority of Marconi's telecommunications equipment and international services businesses to Ericsson. Specifically, Ericsson will acquire:

   -The Marconi trade mark, other trade names and other intellectual property rights related to the Disposed Business
   -Marconi's Optical Networks business
   -The majority of Marconi's Access Networks business
   -Marconi's Data Networks equipment and services business based predominantly in North America
   -Marconi's international services businesses including its non-UK
    Telecommunications Services (IC&M) activities, its Value Added Services
    (VAS) activities in the Middle East and its Wireless Software Services business.

Marconi will be renamed telent plc to reflect its new focus as a strong services provider to telecommunications and enterprise customers. telent will be Ericsson's preferred services partner in the UK and will retain its listing on the London Stock Exchange. telent will retain:

   -The UK Telecommunications Services business (IC&M)
   -The UK and German Value Added Services (VAS) businesses
   -The System X product and support business along with the payphones business.

Ericsson will pay approximately GBP 1,200 million to Marconi in cash for the Disposed Business, subject to certain closing adjustments. The purchase price represents a multiple of approximately 1.3 times revenues for the Disposed Business for the financial year ended 31 March 2005. In addition, Marconi will retain its Net Cash as at 31 December 2005 (which, as at 30 September 2005, amounted to GBP 275 million). Marconi's shareholders will also continue to own 100 per cent. of the equity of telent plc.

For the financial year ended 31 March 2005, the Disposed Business generated total sales of GBP 934 million and an Adjusted Operating Loss of GBP 9 million (before any adjustments arising as a result of the Disposal). For the same period telent generated total sales of GBP 336 million and an Adjusted Operating Profit of GBP 37 million (before any adjustments arising as a result of the Disposal). Please see Appendix A for the basis on which this financial information has been prepared. At completion 6,671 employees are expected to transfer to Ericsson with telent retaining 2,093 employees (excluding 357 employees who are expected to leave as a result of headcount reductions announced in the UK earlier this year).

In view of its size the Disposal is conditional, inter alia, upon the approval of Marconi's shareholders. This approval will be sought at an Extraordinary General Meeting of Marconi, to be held on or about 21 December 2005.

The Board believes it is appropriate to return a significant amount of the available proceeds from the Disposal to Marconi's shareholders. Accordingly, the Board is proposing a Return of Cash whereby 275 pence per ordinary share will be returned to Marconi's shareholders (approximately GBP 577 million in total based on Marconi's Current Basic Shares), broadly equivalent to the Marconi share price as at 5 August 2005, the last business day before Marconi confirmed it was in discussions with third parties about potential business combinations. The Return of Cash is expected to take place in the first quarter of 2006.

Marconi has also focused on ensuring that the entitlements of the approximately 69,000 members of the UK Pension Plan are protected. After extensive discussions with the Trustee and the Pensions Regulator, Marconi has agreed to make a cash contribution of GBP 185 million to the UK Pension Plan shortly before the proposed Return of Cash. An additional GBP 490 million will be retained in an escrow arrangement for the potential benefit of the UK Pension Plan. Please see section 9 below for more details concerning the escrow arrangement.

Over time the Board believes that a more competitive secondary market for pension fund assets and liabilities may develop and telent, whilst continuing to protect members entitlements, may be able to dispose of its pension assets and liabilities.

2) Background to and Reasons for the Disposal by Marconi

The Marconi management team have been rebuilding the business since its restructuring, initially targeting to reduce Marconi's debt burden and improve its operating results. Both of these goals have been achieved. The business has been stabilised, despite continuous and significant changes in the industry, and is focused on product and service areas where it has established market positions.

Looking forward, Marconi believes that industry dynamics and the convergence of fixed and mobile telephony services will drive consolidation in the telecommunications equipment industry. The proposed acquisition of Marconi's telecommunications equipment business by Ericsson represents a natural fit, strengthening Ericsson's position within fixed line equipment and extending Ericsson's position in Internet Protocol convergence and next generation networks. It also allows telent to build on its current critical mass in services and take advantage of opportunities for growth in this market. Having conducted a review of all strategic options for maximising shareholder value, the Board believes the transaction agreed with Ericsson represents enhanced value for Marconi's shareholders and preserves the unique heritage, strength and innovation of the Marconi telecommunications equipment business through extending a relationship with Ericsson, with whom Marconi has a long-standing association.

Marconi confirms it is no longer in discussions with other third parties regarding potential business combinations as referenced in its statement dated 8 August 2005 and its subsequently published annual report.

3) Use of Proceeds

The cash proceeds from the Disposal will amount to approximately GBP 1,200 million before any closing adjustments. The cash proceeds, together with the Net Cash as at 31 December 2005 (which, as at 30 September 2005, amounted to GBP 275 million), are intended to be utilised as follows:

Return of Cash to Marconi's shareholders:
   -Approximately GBP 577 million will be returned to Marconi's shareholders
    (based on Marconi's Current Basic Shares).

Cash in respect of the UK Pension Plan:
   -BP 185 million will be contributed to the UK Pension Plan by way of a cash injection. This is sufficient to eliminate the deficit in the UK Pension Plan, as shown by the latest draft triennial valuation, on both an FRS 17 basis and the UK Pension Plan's ongoing funding basis.
   -GBP 490 million will be put in an escrow arrangement for the potential benefit of the UK Pension Plan.

Cash in respect of restructuring and tax costs:
   -GBP 100 million will be retained for restructuring and tax costs including the winding down of the legacy product business, the reduction in size of telent's existing corporate functions and taxation to be incurred by Marconi in connection with the Disposal.

Cash in respect of telent:
   -Approximately GBP 123 million (based on the Net Cash as at 30 September
    2005), will be retained for ongoing working capital requirements and legacy liabilities associated with the Marconi business. The telent board will continue to manage legacy liability issues with a view to freeing further cash for release to shareholders in the medium-term.

4) Information on telent

Introduction

telent will supply a broad range of communications services to telecommunications operators as well as large enterprises and government agencies for whom networks are a key enabler for their core business.

telent will service both the installed base of products being acquired by Ericsson as well as those of other vendors of network equipment. The ability to act as a solution and vendor agnostic subcontractor going forward will extend telent's current role as an experienced services supplier capable of supporting other vendors' equipment in telecommunications and enterprise networks.

For the financial year ended 31 March 2005, telent generated total sales of approximately GBP 336 million and an Adjusted Operating Profit of approximately GBP 37 million, before any adjustments arising as a result of the Disposal. As a result of the terms of the Disposal, telent will retain a greater proportion of the operating cost base of Marconi than is reflected in the Adjusted Operating Profit of GBP 37 million. In addition, operating profit currently benefits from sales of legacy telecommunications equipment products and services which are expected to be phased down over the next five years. Operating costs will be brought into line with the size of the ongoing business. Revenue growth in telecommunications and enterprise services is expected to be the main driver for improvements in operating margin. telent is expected to be able to achieve Adjusted Operating Profit margins in the mid to high single digits going forward. Further financial information on telent is set out in Appendix A.

Marconi is using a significant proportion of its existing tax losses to cover taxable gains arising from the Disposal. Of the remaining tax losses, it is unclear at this stage as to whether telent will be able to utilise any of these to offset against future taxable profits.

Of the 2,093 employees retained within telent, 135 will be based in the Value Added Services business in Germany, and the remaining 1,958 in the UK. telent will be reviewing its overhead structure and although no specific proposals are being made at present, it is possible that a number of overhead savings will need to be made in the legacy equipment businesses and in telent's central functions.

telent will initially operate in two principal geographic regions: the UK and Germany. For the financial year ended 31 March 2005, approximately 89 per cent. of revenues were derived from sales in the UK, with approximately 11 per cent. derived from sales in Germany.

telent's UK telecommunications operator customer base includes BT, Cable & Wireless, Energis, Kingston Communications, ntl, Telewest, Thus and T-Mobile UK.

Within telent's enterprise business, major customers include organisations and companies for which networks are mission-critical enablers for their businesses. These customers include General Dynamics, Network Rail, Tube Lines, the UK Highways Agency and Toll Collect in Germany. For the financial year ended 31 March 2005, approximately 64 per cent. of telent's enterprise sales were to transport customers, approximately 21 per cent. to government customers with other enterprise customers making up approximately 15 per cent.

Product Offering

In the telecommunications operator market, telent's offering will be in four main areas:

   -Infrastructure Services: Providing re-cabling of telephone exchanges and project management of associated civil works for fixed networks in the UK, and acquisition, design and construction services for wireless networks in the UK and Germany.

   -Customer fulfillment: Providing project management, installation and commissioning, field engineering support and customer training for fixed and mobile networks in the UK.

   -Managed services: Providing support and maintenance for multiple vendors' equipment through technical support, on-site maintenance and spares & repairs management. Managed services also remotely monitors, manages and supports customers' live networks. telent will operate technical assistance centres (TACs) and network operation centres (NOCs).

   -Network transformation: Providing infrastructure build such as cabling and civil engineering project work, commissioning and decommissioning of network equipment, new service introduction, service migration, and network optimisation and integration services.

In the enterprise market, telent's offering is shaped by long-term services contracts with customers. Contracts with enterprise customers fall into the following types of activities (with turnkey solutions or "plan, build and operate" contracts often covering several of the following):

   -Network planning, design and build: Providing expertise in network design to assess the efficiency of existing networks and the capability to design and build multi-vendor networks.

   -Network maintenance and support: Providing maintenance and support for complex multi-vendor networks through on-site and remote technical support and field preventative and pro-active maintenance. telent also remotely monitors, manages and supports customers' live networks.

   -Outsourced operations: Providing ongoing operational support for the day-to-day running of mission-critical networks.

Board of Directors and Management

It is anticipated that each of the existing Directors will continue in their roles with telent, including Mike Parton as Chief Executive and Pavi Binning as Chief Financial Officer. In addition, telent will retain three members of the current executive committee of Marconi: Rod Smith (Managing Director of Telecommunications Services), Mark Plato (Managing Director of Enterprise Services) and Mary Skelly (Company Secretary and Head of Legal).

Growth Strategy

telent will position itself as a leading communications services business focused on the telecommunications and enterprise markets, initially in the UK and Germany. With its accumulated knowledge of fixed networks and its significant UK field force, the business is well-positioned to exploit growth opportunities in its chosen market sectors.

telent's transformation into a services based company is timely. BT remains the single largest customer for services in the UK telecommunications market and is set to embark on a radical transformation of its network in conjunction with its equipment vendor partners. In addition, the proposed takeover of Energis by Cable & Wireless, the proposed merger of ntl and Telewest and the unbundling of the local loop will result in a number of opportunities for network transformation services in the UK fixed network. There is also ongoing work by mobile operators as they equip their networks to deliver 3G.

telent's knowledge of the UK fixed and mobile network, its vendor independence, its existing relationships with key customers and its large UK-based field force are key differentiators as operators seek to cope with the needs of transforming their networks. In addition, the Board believes that operators are more focused on development of new services to deliver customer and services growth and are increasingly willing to outsource their network support.

In the enterprise market, a concern for security and emergency services and recognition of the need for renewed infrastructure are driving new opportunities in the government and transport sectors. In addition, major renewals and new projects to support increased road and rail congestion, as well as increased investment through private finance initiatives (PFI), provide new opportunities in the transport sector in both the UK and Germany.

telent has a track record in both the government and transportation sectors. Its experienced, skilled and qualified staff, as well as systems and processes, are combined with a deep technical competence and complemented by its vendor-independence.

Further details on telent will be set out in the circular to be sent to Marconi's shareholders by the end of November.

5) Information on the Disposed Business

Optical and Access Networks Businesses

The Optical Networks business sells a comprehensive range of Synchronous Digital Hierarchy (SDH) and Dense Wavelength Division Multiplexing (DWDM) optical transmission equipment products. SDH and DWDM are technologies used by communications services providers to transmit voice, data and video traffic over fibre optic communications networks. Marconi's Optical Networks business also includes its network management system, ServiceOn, which manages transmission equipment.

Marconi was a pioneer of the SDH technology following its introduction in the early 1990s and has refreshed its portfolio to introduce many next-generation products. Marconi is a leading supplier of SDH transmission equipment within Europe. Major customers include Belgacom, BT, Energis, KPN and Telecom Italia. These products are also sold to customers in the Asia Pacific and Central & Latin America regions.

DWDM is a relatively new transmission technology that allows the capacity of installed optical fibre to be increased substantially. Marconi has a strong history of technology leadership in DWDM and has built networks for customers such as Telstra and Vodafone. Combined with the fact that Marconi's DWDM equipment is complementary to its SDH equipment, Marconi has been successful in selling DWDM products to its existing SDH customer base as well as winning significant new customers such as Deutsche Telekom and Telefonica.

The Marconi Access Networks business included in the Disposal is comprised of three main product areas: Fixed Wireless Access products, Access products and its next-generation switching product (Impact SoftSwitch).

Marconi's Fixed Wireless products are mainly sold to mobile operators in Germany. The portfolio of products includes point-to-point and point-to-multipoint solutions for long- and short-haul SDH transmission and broadband wireless.

Marconi's Access products include the next-generation Access Hub as well as network management and legacy Access products. The Access Hub product is typically located within a network operator's local exchange on one end of the subscriber loop providing broadband internet/Digital Subscriber Line (DSL) data and voice services. Since the launch of this product in 2003, Marconi has sold this product into major customers such as British Telecom, Bulldog, Fastweb, Telecom Italia and Telkom South Africa. The legacy access products to be disposed of include narrowband access products such as the DMP, which are sold primarily to customers in South Africa and Germany.

Marconi's Impact SoftSwitch is a next-generation switching product which allows network operators to combine their traditional telephony services with broadband multimedia and high-speed data services across a single broadband packet switched network. Marconi has current deployments with Gamma Communications, Jersey Telecom and Kingston Communications in the UK, as well as with a large enterprise customer in the Middle East.

Data Networks (formerly referred to as the Broadband Routing and Switching Business)

Data Networks is a product and services business with sales predominantly in North America. Its single largest customer is the US Federal Government. Its products comprise a range of multi-service switch-router devices that both establish the physical communication links between end points and determine the optimal route across a network. In the last two years, Data Networks has expanded its product portfolio with Internet Protocol (IP) router products that provide service edge routing functionality for large private networks and carrier network applications.

Data Networks also provides support services to customers of its products. These services range from routine technical support and assistance for switch-routers, to dedicated, on site project and program support for complex network environments such as the surveillance and security systems project at Miami Airport.

Marconi's International (Non-UK) Telecommunication Services (IC&M)

Marconi's Installation, Commissioning and Maintenance activities can be broken down into Customer Fulfilment, Managed Services and Operational Support Systems:

Through Customer Fulfilment, Marconi provides project management, installation and commissioning, field engineering support and customer training to customers in North America, Germany and Italy.

Through Managed Services, Marconi supports the installed base of Marconi's equipment through technical support, on-site maintenance and spares & repairs management. Managed Services also remotely monitors, manages and supports customer's live networks. Services are provided from a global network of technical assistance centres (TACs) which offer telephone assistance to customers and stock hubs and network operation centres (NOCs).

Through Operational Support Systems, Marconi provides the software systems and systems integration services that enable operators to maximise the efficiency of their networks and the quality of the services they provide to customers.

VAS Middle East

The largest single customer in the region is a government defence organisation with whom Marconi has an eight-year value-added services contract for the
extension of its mobile radio network and communications backbone.   In
addition, Marconi currently builds or supports enterprise networks directly for large enterprise customers. It also supports customers indirectly through resellers in the region.

Wireless Software Services Business

Wireless Software Services provides radio frequency consulting services to both wireless and wireline network operators. These are primarily consulting and contractual services for radio frequency cell site planning and network optimisation. Wireless Software Services also develops and markets two software platforms that provide network planning and resolution capabilities to global network operators.

Financial Information on Disposed Business

For the financial year ended 31 March 2005, the Disposed Business generated total sales of GBP 934 million and an Adjusted Operating Loss of GBP 9 million, (before any adjustments arising as a result of the Disposal). As at 31 March 2005 the Disposed Business had net assets of GBP 136 million and gross assets of GBP 701 million. Please see Appendix A for the basis on which this financial information has been prepared.

6) Principal Terms and Conditions of the Disposal

Marconi and Ericsson entered into the Memorandum of Agreement governing the Disposal on 25 October 2005. Pursuant to the Memorandum of Agreement, Ericsson has agreed to pay Marconi approximately GBP 1,200 million in cash, subject to certain closing adjustments. The Memorandum of Agreement provides for further share purchase agreements and asset purchase agreements being entered into to effect the envisaged transactions in each of the relevant jurisdictions.

Completion of the Disposal is subject to certain conditions, including principally the approval of Marconi's shareholders and the obtaining of clearance from various competition authorities, including the European Commission. Completion is expected to take place by the end of January 2006, although the effective date of completion is 1 January 2006 under the Memorandum of Agreement.

7) Key Personnel of the Disposed Business

On successful conclusion of a full and appropriate consultation process, it is expected that the following members of the Marconi executive committee will transfer to Ericsson:

Giorgio Bertolina, MD Optical, Access, Network Management & Southern Europe, Central & Latin America
Andy Evans, Chief Technology & Information Officer
Joseph Ferrara, CEO Data Networks
Martin Harriman, Chief Marketing Officer
Stefan Kindt, MD Marconi Communications GmbH
Elisa Nardi, Group HR Director

8) Summary of the Return of Cash

The Board is expecting to proceed with returning cash to Marconi's shareholders as soon as practicable after completion. The Return of Cash is expected to take place in the first quarter of 2006. The Board intends that the Return of Cash will be 275 pence per ordinary share (approximately GBP 577 million in total based on Marconi's Current Basic Shares), broadly equivalent to the Marconi share price as at 5 August 2005, the last business day before Marconi confirmed it was in discussions with third parties about potential business combinations. The precise timing and the amount of the Return of Cash will be announced shortly after completion of the Disposal.

9) UK Pension Plan

Under current legislation the Pensions Regulator may, after discussions with the Trustee, clear any distribution to shareholders that has the potential to affect the benefits of members of the UK Pension Plan. After extensive discussions with the Trustee and the Pensions Regulator, Marconi has agreed that it will make a payment of GBP 185 million into the UK Pension Plan. This is sufficient to eliminate the deficit in the UK Pension Plan, as shown by the latest draft triennial valuation, on both the FRS 17 basis and the UK Pension Plan's ongoing funding basis.

The Pensions Regulator would not provide clearance for the proposed transaction unless sufficient funds were available to allow current benefits to continue to be paid to the members of the UK Pension Plan under more conservative liability valuation assumptions. Following discussion with the Regulator, the Trustee and Marconi have agreed that, (in addition to the cash contribution of GBP 185 million to be made to the UK Pension Plan shortly before the proposed Return of
Cash), Marconi will pay GBP 490 million into an escrow arrangement for the potential benefit of the UK Pension Plan. The cash contributed to this escrow arrangement will be held by a nominee on trust for the benefit of telent plc, but with security over such amount being provided to the Trustee. Having taken appropriate legal and actuarial advice the Trustee believes that it is reasonable, under present circumstances, to continue to pay benefits in full. The escrow arrangement will be available to cover the circumstances where, at a subsequent actuarial valuation on a basis agreed by Marconi and the Trustee, there is a deficit in the UK Pension Plan.

Unless a future actuarial valuation of the UK Pension Plan shows it to be over-funded on a buy-out basis, telent will not have access to this cash without the permission of the Trustee. The Trustee and the Board of telent will agree the scope of the investments in which the cash in the escrow arrangement can be invested. The investment income from the cash will be rolled-up within the escrow arrangement.

If the transaction with Ericsson does not proceed, the Trustee has indicated it would still seek a significant immediate payment to the UK Pension Plan to address the deficit as shown by the latest draft triennial valuation. It is likely that ongoing contributions would increase to address any remaining deficit and also reflect improvements in mortality and a more conservative investment strategy.

The latest actuarial valuation of the UK Pension Plan was carried out at 5 April 2005. Based on the preliminary results of this valuation the FRS 17 deficit in the UK Pension Plan was estimated to be approximately GBP 141 million. The main FRS 17 assumptions used were:

- A discount rate assumption of 5.50% per annum

- A salary increase assumption of 4.25% per annum

- A future price inflation assumption of 2.75% per annum

- Mortality assumptions which take into account observed UK Pension Plan experience to 31 March 2005, plus a further allowance for expected future improvements in longevity equivalent to 3 per cent. of the UK Pension Plan's liabilities.

The following sensitivities give an approximate indication of how the FRS 17 deficit would move for a given change in underlying assumptions:

- A reduction (increase) of 0.25% per annum in the assumed discount rate would increase (reduce) the UK Pension Plan's liabilities by around GBP 90 million

- A reduction (increase) of 0.25% per annum in the assumed rate of future price inflation would reduce (increase) the UK Pension Plan's liabilities by around GBP 90 million

- An increase of one year in future life expectancy would increase the UK Pension Plan's liabilities by around GBP 75 million.

Over time the Directors believe that a more competitive secondary market for pension fund assets and liabilities may develop and telent, whilst continuing to protect members' entitlements, may be able to dispose of its pension assets and liabilities, enabling the business to achieve its full value.

10) Marconi Employees

The Group currently employs 9,121 people globally. Of these, 357 employees are expected to leave as a result of headcount reductions announced in the UK earlier this year. Of the remaining 8,764 employees it is anticipated that 6,671 will initially transfer to Ericsson.

Of the 2,093 employees retained within telent, 135 will be based in the Value Added Services business in Germany, the remaining 1,958 in the UK. telent will be reviewing its overhead structure and although no specific proposals are being made at present, it is possible that a number of overhead savings will need to be made in the legacy equipment businesses and in telent's central functions.

11) Delisting From NASDAQ, Terminating the ADR Programme, Deregistering From the SEC and Future Financial Reporting

Marconi intends to start the process of delisting its shares from NASDAQ and terminating its ADR Programme with a view to future SEC de-registration. This will include deregistering Marconi's unissued American Depository Shares and its unissued ordinary shares in relation to its outstanding warrants. Further details of the delisting, termination and de-registration will be set out in the circular to be sent to Marconi's shareholders by the end of November. In addition, subject to approval of the Disposal, telent plc intends to move to filing its financial reports on a half yearly basis with immediate effect.

12) Current Trading of Marconi

Trading for Marconi for the second quarter of the financial year 2006 has been in line with expectations. Revenues have increased approximately nine per cent. from GBP 285 million in the first quarter of the financial year 2006 (Q2 FY05 GBP 305 million). Continued focus on cost reduction contributed to an
improvement in operating profit in the quarter.   Net Cash was GBP 275 million
at 30 September 2005. Marconi will provide full details of its operating results for the quarter ended 30 September 2005 in the circular to be sent to Marconi's shareholders by the end of November.

13) Extraordinary General Meeting

A circular will be sent to Marconi's shareholders by the end of November, setting out details of the Disposal, the change of Marconi's name, the Return of Cash and certain other ancillary matters and convening an Extraordinary General Meeting to approve the Disposal, the change of Marconi's name, the Return of Cash and certain other ancillary matters.

14) Information on Marconi

Marconi is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi can be found at www.marconi.com.

Morgan Stanley & Co. Limited, Lazard & Co. Limited and JPMorgan Cazenove Limited are acting as financial advisors to Marconi. Enskilda Securities is acting as financial adviser to Ericsson.

Enquiries:

Marconi
Press enquiries:
David Beck                  +44 20 7306 1490   david.beck@marconi.com

Charles Cook                +44 20 7861 3928   ccook@bell-pottinger.co.uk

Zoe Sanders                 +44 20 7861 3887   zsanders@bell-pottinger.co.uk

Investor enquiries:
Salim Alam                  +44 20 7306 1324   salim.alam@marconi.com

Karen Keyes                 +44 20 7306 1345   karen.keyes@marconi.com


Ericsson
Press enquiries:
Ase Lindskog (head of media
relations)                  +46 8 719 9725     press.relations@ericsson.com
                            +46 730 244 872
Ilyana Guzman (manager
media relations)            +46 8 757 0781     press.relations@ericsson.com
                            +46 709 863 526
Ericsson Media Relations    +46 8 719 6992     press.relations@ericsson.com

Investor enquiries:
Gary Pinkham (head of
investor relations)         +46 8 719 0000     investor.relations@ericsson.com
                            +46 730 371 371



Morgan Stanley, Lazard & Co. Limited and JPMorgan Cazenove Limited are acting for Marconi and no other party in connection with the Disposal and the Return of Cash, and will not be responsible to anyone other than Marconi for providing the protections afforded to clients of Morgan Stanley, Lazard & Co. Limited and JPMorgan Cazenove Limited, or for providing advice in relation to the Disposal or the Return of Cash.

It is possible that this announcement could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Marconi's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are delays in obtaining, or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities.

Marconi undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.


                                   APPENDIX A

telent summary financial information for the year ended 31 March 2005 (GBP million) (before any adjustments arising as a result of the Disposal):

Revenue:
Telecommunications services                                                146
Enterprise services                                                        115
Legacy telecommunications products and services                             75
                                                                      ----------
Total revenue                                                              336

Gross Profit:
Telecommunications services                                                 21
Enterprise services                                                         27
Legacy telecommunications products and services                             31
                                                                      ----------
Total gross profit                                                          79


This is unaudited financial information which is based on the consolidated financial information of Marconi for the year ended 31 March 2005 and does not reflect any adjustments arising as a result of the Disposal. The businesses that will comprise telent do not represent separately identifiable divisions within the Consolidation Schedules. The financial information in respect of telent has therefore been prepared on the basis set out below.

Reconciliation of telent Adjusted Operating Profit for the year ended 31 March 2005 to reported operating loss:


Year ended 31   Marconi   Discontinued          Continuing   Disposed   telent
March 2005     Reported     operations       operations as   Business
                                                  reported


Turnover          1,337             67               1,270        934      336
Gross profit        422              9                 413        334       79

Adjusted
operating
expenses           (396)           (11)               (385)      (343)     (42)

Adjusted
operating
profit               26             (2)                 28         (9)      37

Exceptional
charges to
operating
profit               (9)             -                  (9)
Share option
costs               (25)             -                 (25)
Goodwill
amortisation        (91)            (2)                (89)

Operating loss      (99)            (4)                (95)


Notes detailing assumptions used in preparation of the financial information disclosed in respect of the telent and the Disposed Business:

As set out above, telent and the Disposed Business are not managed or reported as separately identifiable business segments within Marconi's financial reporting structure. The financial information in respect of telent included in the combined profit and loss has been prepared on the following basis:

1. For those divisions of either telent or the Disposed Business, which are separately identifiable in Marconi's Consolidation Schedules, the financial information includes the results of such divisions, extracted from the Consolidation Schedules without material adjustment.

2. For those elements of either telent or the Disposed Business that do not represent separately identifiable divisions within the Consolidation Schedules the financial information includes information prepared on the following basis:

i) sales have been extracted, to the extent they are specifically identifiable, as sales of either telent or the Disposed Business, without material adjustment, from the underlying accounting records which form the basis of amounts included in the Consolidation Schedules;
ii) cost of sales and operating expenses have been extracted, to the extent they are specifically identifiable as costs and operating expenses of either telent or the Disposed Business, without material adjustment, from the underlying accounting records which form the basis of amounts included in the Consolidation Schedules;
iii) cost of sales and operating expenses which represent shared costs of telent and the Disposed Business have been extracted from the Consolidation Schedules and allocated on bases which, in the opinion of the Directors, are appropriate. The terms of the Disposal will not reflect this allocation basis and certain general and administration costs will be retained by telent following the Disposal
iv) Marconi operates group financing arrangements which means that it is not meaningful to allocate centrally held cash and group balances to the Disposed Business.

3. Assets and liabilities which are specifically identifiable as assets and liabilities of either telent or the Disposed Business have been extracted, without material adjustment, from the underlying accounting records which form the basis of amounts included in the Consolidation Schedules.

4. Assets and liabilities which are not specifically identifiable as assets and liabilities of either telent or the Disposed Business have been extracted from the Consolidation Schedules and allocated on bases which, in the opinion of the Directors, are appropriate. This includes the UK Pension Plan liability which has been allocated on the basis of headcount.

The assets and liabilities of the Disposed Business have been translated at the closing balance sheet rates in accordance with Group accounting policy.

These accounts are not Marconi's statutory accounts. Statutory accounts for Marconi and its subsidiaries for the year ending 31 March 2005 have been delivered to the registrar of companies and Marconi's auditors, Deloitte & Touche, have made an unqualified report under section 235 of the Companies Act 1985 on those statutory accounts.


                                   APPENDIX B

The following definitions apply throughout this announcement unless the context otherwise requires:

"Access Hub"     Marconi's Access Hub platform

"Access          Marconi's Fixed Wireless Access, Access Hub and narrowband
Networks"        access product activities

"Adjusted        Operating loss before exceptional operating expenses, share
Operating        option and related payroll costs, goodwill amortisation and
Loss"            non-operating exceptional items

"Adjusted        Operating profit before exceptional operating expenses, share
Operating        option and related payroll costs, goodwill amortisation and
Profit"          non-operating exceptional items

"BT"             British Telecommunications plc

"Consolidation   the schedules prepared by Marconi in order to consolidate the
Schedules"       financial information of Marconi and its subsidiary
                 undertakings in accordance with the basis of consolidation set out in its audited accounts

"Current Basic   the 209,826,085 ordinary shares of 25 pence each, in issue as
Shares"          at 19 October 2005 (including 1,477,899 American Depositary
                 Receipts each equivalent to two ordinary shares)

"Board" or       the directors of Marconi
"Directors"

"Disposal"       the disposal of the Disposed Business

"Disposed        all of the Group's telecommunications equipment and
Business"        international services businesses being disposed of to Ericsson pursuant to the terms and conditions of the Memorandum of
                 Agreement

"DMP" a distributed, narrowband access multiplexer for delivery of V5.1/2 POTS & ISDN with a small number of broadband DSL ports.
                 DMP has integrated SDH capability and can be configured in a ring structure to support several thousands of subscribers

"DSL" or         a high speed method to move data over a phone line
"Digital
Subscriber
Line"

"DWDM" or "Dense a type of multiplexing that uses up to 160 different colours
Wave Division    (also known as lambdas or channels) to provide high- capacity
Multiplexing"    bandwidth across an optical fibre network

"Ericsson"       Telefonaktiebolaget LM Ericsson (publ)

"Extraordinary   the extraordinary general meeting of Marconi expected to be
General Meeting" held on or about 21 December 2005
or "EGM"

"FRS 17" the Financial Reporting Standard 17 as issued and amended from time to time by the Accounting Standards Board

"Group"          Marconi and its subsidiary undertakings

"IC&M" Marconi's Installation, Commissioning and Maintenance business

"Impact          Marconi's SoftSwitch product
SoftSwitch"

"IP or "Internet a connectionless, best-effort packet switching protocol that
Protocol"        offers a common layer over dissimilar networks

"London Stock    London Stock Exchange plc
Exchange"

"Marconi"        Marconi Corporation Plc, to be renamed telent plc following the completion of the Disposal

"Memorandum of   the agreement dated 25 October 2005 between Marconi and
Agreement"       Ericsson relating to the sale and purchase of the Disposed
                 Business

"Morgan          Morgan Stanley & Co. Limited
Stanley"

"Net Cash"       the gross cash of the Group less long-term and short-term
                 indebtedness

"Optical         Marconi's SDH and DWDM transmission equipment, and Marconi's
Networks"        network management systems business

"Pensions        the regulator of work-based pension schemes in the United
Regulator"       Kingdom established under the provisions of the Pensions Act
                 2004

"Return of       the proposed return of approximately GBP 577 million (275 pence
Cash"            per share) to Marconi's shareholders

"SDH" or         a transport technology using optical signals. Using a mesh/ring
"Synchronous     network topology, SDH transmits data using a point-to- point
Digital          method that ensures reliability if a link is broken
Hierarchy"

"SEC"            the US Securities and Exchange Commission

"ServiceOn"      Marconi's portfolio of carrier-class, open-standard network management products

"SoftSwitch"     a carrier class solution that controls and manages media across
                 IP packet switched networks (the SoftSwitch architecture
                 consists of call agents, management servers, signaling and media gateways and firewalls, and these solutions allow for the evolution to an IMS based architecture supporting the session control layer and are based on open standards allowing new innovative multi-media applications to be rapidly delivered)

"System X"       a highly scalable, carrier class, narrowband central office voice switch. System X includes switching, access and software for class 4, 5, 4&5 and international services. It has been sold to 28 customers worldwide with a combined capacity for more than 40 million lines

"telent" telent plc and its subsidiary undertakings following the Disposal

"Trustee"        the trustee of the UK Pension Plan

"UK Pension      the G.E.C. 1972 Pension Plan
Plan" or
"Plan"

"United Kingdom" the United Kingdom of Great Britain and Northern Ireland or "UK"

"United States"  the United States of America, its territories and possessions,
or "United       any state of the United States of America and the District of
States of        Columbia
America" or
"US"

"VAS"            Marconi's Value Added Services business







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: October 25, 2005